UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 23 December 2004 – 23 December 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

ihug and Telecom agree on unbundled bitstream service (UBS)

23 December 2004

MEDIA RELEASE

ihug and Telecom agree on unbundled bitstream service (UBS)

Telecom and ihug said today they had reached an agreement on 1 and 2 MB unbundled bitstream service (UBS).

ihug will also launch higher speeds for its bliink broadband range in January.

The agreement between Telecom and ihug will not affect Telecom’s agreed launch dates for its UBS plans in March.

Recent industry announcements by Telecom on its UBS and Jetstream resale arrangements facilitated the two parties reaching commercial agreement. These announcements were:

•	Telecom’s Jetstream resale arrangements would be available nationwide (previously competitive areas where other networks existed were excluded).

•	Telecom’s Jetstream resale agreement allows for split billing whereby the retail customer could elect to keep their phone line with Telecom and take their broadband service from another service provider.

•	Some new options for the provision of international bandwidth.

•	A confirmed date of March 2005 for the launch of Telecom’s 1 and 2 Mb UBS service.

As a result of the agreement ihug has withdrawn its application to the Commerce Commission for UBS.

ENDS

For more information, please contact:

PHIL LOVE

Telecom Senior Corporate Affairs Executive

04 498 9155

027 244 8496

Or

Ihug

David Diprose

General Manager

ihug

09 359 2797

021 275 0003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ LINDA MARIE COX
Linda Marie Cox
Company Secretary

Dated:	23 December 2004